LOLA BROWN TRUST No. 1B
                           ERNEST HOREJSI TRUST No. 1B
                           c/o BADLANDS TRUST COMPANY
                                  614 BROADWAY
                                  P.O. Box 801
                           YANKTON, SOUTH DAKOTA 57078

                               September 16, 2004

By Federal Express
------------------

Members of the Special Committee
Board of Directors of Neuberger Berman Real Estate Income Fund Inc. c/o Arthur C. Delibert
1800 Massachusetts Avenue, NW
Suite 200
Washington, DC 20036-1221

Ladies and Gentlemen:

     We have received Mr. Delibert's letter of September 14 and in response are enclosing certain information for the members of the Special Committee of the Board of Directors of Neuberger Berman Real Estate Income Fund Inc. The enclosed materials will give the board a general overview of the Boulder funds, First Financial Fund and their respective advisers, as well as our ability and experience in the investment company business. We have included limited performance data from the most recent Boulder Total Return Fund quarterly board meeting.

     Initially, we have some concerns and reservations with respect to the Special Committee's apparent decision to retain Kirkpatrick & Lockhart, the fund's counsel, as counsel to the Special Committee. We do not believe the Special Committee can adequately carry out its responsibilities without independent legal advice. In his letter of September 9, Mr. Horejsi urged the independent directors of the fund to seek independent legal advice, and as shareholders of the fund we continue to believe the Special Committee should take the step of selecting its own independent legal counsel.

     We also believe that the Special Committee is missing the boat in concluding, as Mr. Delibert stated, that endorsing the tender offer is tantamount to endorsing a management contract with the Horejsi advisors. Our offer to purchase indicated we intended to propose that the fund's incumbent advisor be terminated and replaced with the Horejsi advisors. As you have probably been advised, federal law requires us to disclose any proposals we might make to the fund. However, we have not yet made any such proposal and would recommend to the then-sitting board replacing the advisor only after studying the advisor's record. Based on what we know today, we would favor replacing the. advisor. But the decision with respect to any proposal to replace the advisor will only be made after fully reviewing the facts, and even then at a future time when the facts that exist today may have changed. That is the course we have followed in connection with other funds; as you know, with regard to First Financial Fund, the board concluded that the incumbent advisor had done a good job and favored retaining the incumbent advisor.

     In this regard, we would appreciate receiving from the fund the information considered by the fund's board in determining to retain and renew the incumbent advisor. That information will be important for our decision on any proposal to replace or renew the incumbent advisor. After we review that information, if we determine to propose to the fund that the Horejsi advisors be retained to advise the fund, the Horejsi advisors' will, of course, formulate a specific proposal including fees etc. and provide all relevant information on the proposed advisors necessary for the board's decision.

     In fact, we do not believe the Special Committee can even hope to render a defensible decision on a new advisor in the compressed time frame in which the Special Committee must make a decision on our tender offer. Any such decision would be based on inadequate due diligence and indicate that the Special Committee did not exercise due care in making its decision. That being the case, if the Special Committee continues to believe that a recommendation on the tender offer is tantamount to a decision to change advisors, then we believe the Special Committee must make no recommendation on the tender offer, one way or the other:

     I am still trying to determine whether my travel schedule next week will allow me to meet with the Special Committee in person on Monday. It may be that I have to attend the meeting by phone. Mr. Horejsi is similarly rearranging his schedule, but I believe he will be able to participate by telephone.

     We trust the Special Committee is acting in good faith in this regard and that a decision on our tender offer has not already been made.

     Please do not hesitate to contact me if you have questions.

                                          Very truly yours,

                                          LOLA BROWN TRUST NO. 1B
                                          ERNEST HOREJSI TRUST NO. 1B
                                          By Badlands Trust Company, Trustee


                                          By:
                                             -----------------------------------
                                                    Stephen C. Miller
                                                    Vice President

Enclosures

Exhibit l

               Total Returns for the Boulder Total Return Fund vs.
                                 Market Indices
                      For the Periods ending -June 30, 2004
                      -------------------------------------


                                             Dow Jones
Most                            S&P 500      Industrial       NASDAQ
Recent            BTF NAV        Index         Average       Composite
------            -------        -----         -------       ---------
3 Months           -3.5%          1.7%           1.2%           2.8%
6 Months            7.0%          3.4%           0.8%           2.4%
1 Year             28.2%         19.1%          18.6%          26.8%
3 Years*            5.3%         -0.7%           1.9%          -1.4%
Since 8/99**        9.5%         -2.0%           1.1%          -5.5%

*Annualized
**Annualized since August 28, 1999, the date the current Advisers started.
The Total Returns for BTF do not include the effect of dilution from the 7/2003 rights offering.

From August of `99, when the current advisers started through June 30, 2004, BTF has an annualized total return of 9.5%. This far -outperforms the S&P 500 Index, which had a negative annualized return of -2.0% over the same period, as well as the other indices listed above. This 11.5% annualized difference means an investor in BTF (in their NAV) would be about 69% better off today than if they had invested in the S&P 500 Index the same time.